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                                                                  JOHN S. WOERTH
                                                                    610.669.6224

                                                                   REBECCA COHEN
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                                                                       AMY CHAIN
                                                                    610-669-2149





              VANGUARD PLANS TO ADOPT LAUDUS ROSENBERG EQUITY FUND

     VALLEY FORGE, PA, August 22, 2007 - The Vanguard Group today announced a proposal with Charles Schwab Investment Management to reorganize the Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund (RMNIX) into a new Vanguard(R) fund. The $21 million open-end fund, which is a member of Schwab's Laudus family of funds, is sub-advised by AXA Rosenberg Investment Management LLC.

     Shareholders of the Laudus Rosenberg Fund are expected to be mailed a proxy statement detailing the terms of the proposed reorganization in early October. A special shareholder meeting is scheduled for mid-November. If approved, the tax-free reorganization is expected to be completed by year-end 2007.

     In conjunction with the reorganization proposal, Vanguard has filed a registration statement with the U.S. Securities and Exchange Commission for Vanguard Market Neutral Fund. The new no-load fund will seek to provide long-term capital appreciation while limiting exposure to general stock market risk by using a long/short market-neutral strategy.

     AXA Rosenberg would continue to serve as an investment advisor of the reorganized fund. Vanguard Quantitative Equity Group would also manage a portion of the fund.

     "We view the adoption of the fund as an opportunity to expand our relationship with a respected advisor and bring a new investment strategy to our institutional clients through a relatively low-cost fund with an established track record," said Vanguard CEO Jack Brennan.

     In June, Vanguard added AXA Rosenberg to the advisory teams of the $12 billion Vanguard(R) Explorer(TM) Fund and the $1.4 billion Vanguard U.S. Value Fund. AXA Rosenberg manages 12% of the Explorer Fund and 50% of the U.S. Value Fund.

     Vanguard expects the new Market Neutral Fund to appeal primarily to institutional investors, particularly endowments and foundations. The fund will require minimum initial investments of $250,000 for Investor Shares and $5 million for Institutional Shares.


                                    - more -

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VANGUARD  TO ADOPT FUND                                              PAGE 2 OF 3


     "We have considerably expanded our product offerings and advisory services to institutional clients over the past several years," said Mr. Brennan, who noted that Vanguard's institutional offerings now include structured equity funds and target retirement commingled trusts. Vanguard also plans to introduce an extended-duration U.S. Treasury index fund next month.

     Vanguard Market Neutral Fund will offer two share classes, Investor Shares and Institutional Shares, which will feature estimated expense ratios of 0.75% and 0.60%, respectively. The Laudus Rosenberg fund currently has expense ratios of 1.54% and 1.24% (after fee waivers) for the respective Investor and Institutional Shares, including a 12b-1 fee of 0.25% on Investor shares that will not be charged by the new fund. The average expense ratio for funds in the long/short category is 1.97%, according to Morningstar, Inc. (Note: All of these expense figures are net of dividend expenses associated with the shorting strategy of long/short funds, which can add 100 to 150 basis points to total annual operating expenses.)

     The new fund will assess a 1% fee on shares redeemed within one year of purchase, which is half the current 2% fee on shares redeemed within 30 days of purchase.

     AXA Rosenberg Group LLC, an AXA Investment Managers Company, was founded in 1985 by Drs. Barr Rosenberg and Kenneth Reid. As of July 31, 2007 AXA Rosenberg managed $137 billion in individual country, regional and global strategies for pension funds, foundations and government entities in the Americas, Europe, Asia and Japan. Headquartered in Orinda, California, the firm has offices in Greenwich, Connecticut, Toronto, London, Tokyo, Hong Kong, Singapore and Sydney.

     Vanguard Quantitative Equity Group oversees $25 billion in active quantitative equity fund assets. The group serves as the sole investment advisor to six actively manage funds--the Strategic Equity Fund, the Strategic Small-Cap Equity Fund, and four structured equity funds--and manages portions of six other actively managed funds.

     The long/short market-neutral strategy to be employed by the new fund is an absolute-return investment approach that seeks performance exceeding the returns of 3-month U.S. Treasury bills. Each advisor will independently buy securities it considers to be undervalued and sell short an approximately equal dollar amount of securities deemed overvalued. The overall return of the fund will depend on the net performance of its long and short positions. The fund's goal is to produce long-term capital appreciation that reflects the quality of the advisors' security selections, with limited correlation to the returns of the U.S. stock market as a whole.

     The Vanguard Group, headquartered in Valley Forge, Pennsylvania, is the nation's second-largest mutual fund firm and a leading provider of company-sponsored retirement plan services. Vanguard manages more than $1.2 trillion in U.S. mutual fund assets, including more than $325 billion in employer-sponsored retirement plans. Vanguard offers more than 140 funds to U.S. investors and more than 40 additional funds in foreign markets.


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VANGUARD TO ADOPT FUND                                               PAGE 3 OF 3


     A registration statement relating to Vanguard Market Neutral Fund has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The Vanguard Market Neutral Fund is being formed through the proposed reorganization of an existing fund known as Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund. Shareholders of the Laudus Rosenberg Fund may or may not approve the reorganization proposal. If the proposal is not approved by shareholders, the registration statement previously filed for Vanguard Market Neutral Fund will be withdrawn.

     This   communication   shall  not  constitute  an  offer  to  sell  or  the
     solicitation of an offer to buy, nor shall there be any sale of, these securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     A combined proxy statement/prospectus relating to the proposed reorganization of Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. Both the registration statement for Vanguard Market Neutral Fund and the combined proxy statement/prospectus (SEC File No. 811-22114) contain important information for investors and may be obtained without charge from the SEC's web site (www.sec.gov).

                                # # #                                     VR-736


All asset figures are as of July 31, 2007, unless otherwise noted.

For more information, visit www.vanguard.com, or call 800-662-7447 to obtain a fund prospectus. Investment objectives, risks, charges, expenses, and other important information about a fund are contained in the prospectus; read and consider it carefully before investing.

Copies of the Vanguard Market Neutral Fund and Vanguard Extended Duration Treasury Index Fund prospectuses, as well as prospectuses for all other Vanguard funds can be obtained by calling 800-662-7447. Investment objectives, risks, charges, expenses, and other important information about a fund are contained in these documents; read and consider them carefully before investing. Please note that a preliminary prospectus is subject to change.

Registration statements relating to the Vanguard Market Neutral Fund and Vanguard Extended Duration Treasury Index Fund have been filed with the Securities and Exchange Commission but have not yet become effective.

Investments are subject to risk. Investments in bond funds are subject to interest rate, credit, and inflation risk. Prices of mid-cap stocks often fluctuate more than those of large-company stocks.

A short sale is the sale of a security that the seller does not own, usually to take advantage of an expected drop in the price. The short seller typically borrows the security from a broker-dealer and delivers it to the purchaser. The short seller later closes out the short position by returning the security to the lender, usually by purchasing it on the open market. The Fund's use of short sales in combination with its long positions in an attempt to improve performance or to reduce overall portfolio risk may not be successful and may result in greater losses or lower positive returns than if the Fund held only long positions. The Fund's loss on a short sale is potentially unlimited because there is no upward limit on the price a borrowed security could attain. Short selling also involves high transaction costs.

Vanguard and Explorer are trademarks of The Vanguard Group, Inc.

All other marks are the exclusive property of their respective owners.

Vanguard Marketing Corporation, Distributor.